Exhibit 12

Statements re: computation of ratios

(Dollars in Thousands)

	For the nine months ended September 30,		For the year ended December 31,
	2013		2012		2011	2010	2009	2008
Net income from continuing operations	$1,194		$3,761		$5,714	$4,928	$4,400	$4,873
Add: fixed charges and preferred and senior common distributions	23,342		26,962		21,247	21,191	22,001	20,964
Less: preferred and senior common distributions	(3,274)		(4,206)		(4,156)	(4,114)	(4,094)	(4,094)

Earnings	$21,262		$26,517		$22,805	$22,005	$22,307	$21,743

Fixed charges and preferred and senior common distributions:
Interest expense (1)	18,645		21,239		16,158	16,031	16,399	15,575
Amortization of deferred financing fees	1,410		1,502		918	1,031	1,496	1,284
Estimated interest component of rent	13		15		15	15	12	11
Preferred and senior common distributions	3,274		4,206		4,156	4,114	4,094	4,094

Total fixed charges and preferred and senior common distributions	$23,342		$26,962		$21,247	$21,191	$22,001	$20,964

Ratio of earnings to combined fixed charges and preferred distributions	0.9	(2)	1.0	(3)	1.1	1.0	1.0	1.0

(1)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.

(2)	For the nine months ended September 30, 2013, earnings, as defined, were insufficent to cover fixed charges by $2,080.

(3)	For the year ended December 31, 2012, earnings, as defined, were insufficent to cover fixed charges by $445.

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three, for the years ended December 31, 2008 to 2012 and for the nine months ended September 30, 2013.